TASEKO MINES LIMITED Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the condensed consolidated interim financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards ("IFRS") for the three and nine months ended September 30, 2023 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of November 1, 2023. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 22.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

Overview

Taseko is a copper focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in stable jurisdictions which are capable of supporting a mine for decades. The Company's principal operating asset is the 87.5% owned Gibraltar mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns Florence Copper, which is preparing for construction, as well as the Yellowhead copper, New Prosperity gold-copper, and Aley niobium projects.

Highlights

Operating Data (Gibraltar - 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2023	2022	Change	2023	2022	Change
Tons mined (millions)	16.5	23.2	(6.7)	64.0	65.7	(1.7)
Tons milled (millions)	8.0	8.2	(0.2)	22.4	23.0	(0.6)
Production (million pounds Cu)	35.4	28.3	7.1	88.5	70.3	18.2
Sales (million pounds Cu)	32.1	26.7	5.4	84.8	75.8	9.0

Financial Data	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands, except for per share amounts)	2023	2022	Change	2023	2022	Change
Revenues	143,835	89,714	54,121	371,278	290,991	80,287
Earnings from mining operations before depletion and amortization*	65,445	18,570	46,875	134,248	68,564	65,684
Cash flows provided by operations	26,989	12,115	14,874	88,257	82,212	6,045
Adjusted EBITDA*	62,695	34,031	28,664	120,972	73,854	47,118
Net income (loss) (GAAP)	871	(23,517)	24,388	15,301	(23,696)	38,997
Per share - basic ("EPS")	-	(0.08)	0.08	0.05	(0.08)	0.13
Adjusted net income (loss)*	19,659	4,513	15,146	20,371	(5,423)	25,794
Per share - basic ("adjusted EPS")*	0.07	0.02	0.05	0.07	(0.02)	0.09

TASEKO MINES LIMITED Management's Discussion and Analysis

 Third Quarter Review

  In September, the U.S. Environmental Protection Agency ("EPA") issued the Final Underground Injection Control ("UIC") permit for the Florence Copper Project and the permit became effective on October 31, 2023.  The Company now has all key permits in place to commence construction of the commercial production facility at Florence;

  Third quarter earnings from mining operations before depletion and amortization* was $65.4 million, Adjusted EBITDA* was $62.7 million, and cash flows from operations were $27.0 million;

  GAAP net income was $0.9 million (nil per share) and Adjusted net income* was $19.7 million ($0.07 per share) after normalizing for unrealized foreign exchange and derivative losses;

  Gibraltar produced 35.4 million pounds of copper for the quarter, a 26% improvement over the prior quarter as a result of higher grades, improved recoveries and increased mill throughput;

  Copper head grades in the quarter improved to 0.26% as mining progressed deeper into the Gibraltar pit and the lower benches provided the expected improvement in ore grade and quality;

  Molybdenum grades also increased in the period, resulting in a 60% increase in quarterly molybdenum production;

  Gibraltar sold 32.1 million pounds of copper in the third quarter (100% basis).  The B.C. port workers labour strike in early July caused shipping delays and a build-up of Gibraltar copper concentrate inventory. As a result, third quarter sales volumes lagged production by three million pounds, and the excess inventory is expected to be shipped and sold in the fourth quarter;

  Total site costs* in the third quarter were $102.0 million on a 100% basis, $3.4 million lower than the previous quarter due to lower explosive and grinding media use, contractor services, and repairs and maintenance costs. C1 costs were US$2.20 per pound in the quarter;

  On October 25, 2023, the Company received the first US$20 million tranche of its US$25 million equipment loan commitment from Bank of America for Florence Copper; and

  The Company had a closing cash balance of $82 million at September 30, 2023.

TASEKO MINES LIMITED Management's Discussion and Analysis

Review of Operations

Gibraltar mine

Operating data (100% basis)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Tons mined (millions)	16.5	23.4	24.1	22.9	23.2
Tons milled (millions)	8.0	7.2	7.1	7.3	8.2
Strip ratio	0.4	1.5	1.9	1.1	1.5
Site operating cost per ton milled (Cdn$)*	$12.39	$13.17	$13.54	$13.88	$11.33
Copper concentrate
Head grade (%)	0.26	0.24	0.22	0.22	0.22
Copper recovery (%)	85.0	81.9	80.7	83.4	77.1
Production (million pounds Cu)	35.4	28.2	24.9	26.7	28.3
Sales (million pounds Cu)	32.1	26.1	26.6	25.5	26.7
Inventory (million pounds Cu)	8.8	5.6	3.7	5.4	4.2
Molybdenum concentrate
Production (thousand pounds Mo)	369	230	234	359	324
Sales (thousand pounds Mo)	370	231	225	402	289
Per unit data (US$ per pound produced)*
Site operating costs*	$2.10	$2.43	$2.94	$2.79	$2.52
By-product credits*	(0.23)	(0.13)	(0.37)	(0.40)	(0.15)
Site operating costs, net of by-product credits*	$1.87	$2.30	$2.57	$2.39	$2.37
Off-property costs	0.33	0.36	0.37	0.36	0.35
Total operating costs (C1)*	$2.20	$2.66	$2.94	$2.75	$2.72

TASEKO MINES LIMITED Management's Discussion and Analysis

Operations Analysis

Third Quarter Review

Gibraltar produced 35.4 million pounds of copper for the third quarter, a 26% increase over the second quarter due to higher mill throughput, ore grade and recoveries. The lower benches of the Gibraltar pit are providing the expected higher grades and more consistent mineralized zones. Mill throughput was 8.0 million tons for the period averaging 87,000 tons per day, which is above nameplate capacity and 10% higher than the average throughput in the first half of the year.

Copper head grades of 0.26% were higher than recent quarters as ore quality improved in the lower benches of the Gibraltar pit, in line with management expectations.  Copper recoveries in the third quarter were 85.0%, improved over previous quarters with the increasing head grades.

A total of 16.5 million tons were mined in the third quarter which was lower than recent quarters due to longer haul distances from the lower benches of the Gibraltar pit. Total site costs* at Gibraltar of $102.0 million were $3.4 million lower than the previous quarter.  Ore stockpiles increased by 2.9 million tons in the third quarter.

Molybdenum generated a by-product credit of US$0.23 per pound of copper produced in the third quarter.  Molybdenum production increased by 60% over the second quarter due to the higher grade and consistency in mill operations. The molybdenum price increased from the second quarter's average price of US$21.30 per pound to an average of US$23.76 per pound.

Off-property costs per pound produced* were US$0.33 which is lower than the recent quarters as copper sales lagged production.

Total operating costs per pound produced (C1)* were US$2.20 for the third quarter, compared to US$2.72 in the same period in 2022 mainly attributed to the higher production and with other key variances summarized in the bridge graph below:

Gibraltar Outlook

Mining is well established in the lower benches of the Gibraltar pit and the operation remains on track to meet the original production guidance of 115 million pounds of copper (+/-5%).  The Gibraltar pit will continue to be the main source of mill feed through to the middle of 2024.Excess inventory at the end of the third quarter of 2023 as a result of the B.C. port workers strike is expected to be shipped and sold before the end of this year.

TASEKO MINES LIMITED Management's Discussion and Analysis

Mill 2 is scheduled to be down for two weeks in the first quarter of 2024 for a component replacement.  The in-pit crusher for Mill 1 is planned to be relocated in the second quarter of 2024 with an estimated remaining cost of $9 million. The approximate three-week downtime associated with the crusher move will align with a maintenance shutdown that is required for Mill 1.  No other significant capital projects are planned for Gibraltar in 2024.

Our copper hedge protection continues to provide stable operating margins at the Gibraltar mine amidst copper price volatility. Copper prices in the third quarter averaged US$3.79 per pound, compared to the  year-to-date average of US$3.89 and the 2022 average of US$3.99 per pound. The Company currently has copper price collar contracts in place that secure a minimum copper price of US$3.75 per pound for 21 million pounds of copper for the fourth quarter and copper price put contracts in place that secure a minimum copper price of US$3.25 per pound for 21 million pounds of copper during the first quarter of 2024.

Florence Copper

On September 14, 2023, the Company received the final UIC permit from the EPA, and the UIC permit became effective on October 31, 2023.  The Company now has all the key permits in place and is preparing to commence construction of the commercial production facility. The next steps include procurement of materials and supplies and finalizing agreements with key contractors, including the general contractor for the solvent extraction and electrowinning ("SX/EW") plant and the drilling contractors for the wellfield development.  Site preparation and clearing for the initial wellfield, plant and infrastructure will commence in the fourth quarter and the Company has started the hiring of additional management and site personnel positions for the construction and operations teams.

Detailed engineering and design for the commercial production facility is substantially completed and procurement activities are well advanced.  Major processing equipment associated with the SX/EW plant has been procured and delivered to the Florence site. The Company incurred $45.0 million of capital expenditures at the Florence project in the first nine months of 2023.

The Company is also advancing Florence project level financing to fund construction activities.  On October 25, 2023, the Company closed the first US$20 million tranche of its US$25 million equipment loan commitment from Bank of America. The Company's financial adviser, Endeavour Financial, has been leading the origination of additional finance commitments for Florence Copper.  Discussions are well advanced and the Company is targeting additional funding commitments of approximately US$100 million in royalties and debt at Florence Copper, in addition to the commitments already received from Mitsui and Bank of America.

In March 2023, the Company announced the results of recent technical work and updated economics for the Florence Copper project. The Company has filed a new technical report entitled "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 (the "Technical Report") on SEDAR. The Technical Report was prepared in accordance with NI 43-101 and incorporates updated capital and operating costs for the commercial production facility and refinements made to the operating models, based on the Production Test Facility ("PTF") results.

The technical work completed by Taseko in recent years has been extensive and has de-risked the project significantly. The PTF operated successfully over an 18-month period and provided a valuable opportunity to test operational controls and strategies which will be applied in future commercial operations. In addition, a more sophisticated leaching model has been developed and calibrated to the PTF wellfield performance. This detailed modeling data, along with updated costing, has been used to update assumptions for the ramp up and operation of the commercial wellfield and processing facility.

TASEKO MINES LIMITED Management's Discussion and Analysis

Florence Copper Project Highlights:

• Net present value of US$930 million (after-tax at an 8% discount rate)

• Internal rate of return of 47% (after-tax)

• Payback period of 2.6 years

• Operating costs (C1) of US$1.11 per pound of copper

• Annual production capacity of 85 million pounds of LME grade A cathode copper

• 22 year mine life

• Total life of mine production of 1.5 billion pounds of copper

• Total estimated initial capital cost of US$232 million remaining

• Long-term copper price of US$3.75 per pound

Long-term Growth Strategy

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company's 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, in order to obtain a long-term resolution of the conflict regarding Taseko's proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

This dialogue has been supported by the parties' agreement, beginning December 2019, to a series of one-year standstills on certain outstanding litigation and regulatory matters relating to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake). The standstill agreement was most recently extended for a fourth one-year term in December 2022, with the goal of providing time and opportunity for the Tŝilhqot'in Nation and Taseko to negotiate a final resolution.

The dialogue process has made tangible progress in the past 12 months but is not complete. In agreeing to extend the standstill through 2023, the Tŝilhqot'in Nation and Taseko acknowledge the constructive nature of discussions to date, and the future opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

TASEKO MINES LIMITED Management's Discussion and Analysis

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated lab testwork on flowsheet development to produce niobium oxide from floatation concentrate at Aley to supply the growing market for niobium-based batteries.

Market Review

Copper	Molybdenum	Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

Copper prices are currently around US$3.68 per pound, compared to an average of US$3.79 per pound for the quarter ended September 30, 2023. Short-term volatility in copper prices is expected to continue in the near term due to macroeconomic uncertainty, geopolitical unrest in the Middle East and the risk of a US and global recession which is causing a potential slowdown in industrial demand.  With growing LME warehouse copper inventory in recent weeks amidst weakening demand, some analysts are now predicting a modest surplus of copper metal and concentrates in the short term.

Electrification of transportation and the focus on government investment in construction and infrastructure including initiatives focused on the renewable energy, electrification and meeting net zero targets by 2050, are inherently copper intensive and supports higher copper prices in the longer term. According to S&P Global's copper market outlook report published in July 2022, titled 'The Future of Copper: Will the looming supply gap short-circuit the energy transition?', global demand for copper is projected to double from approximately 25 million metric tons today to roughly 50 million metric tons by 2035, a record high that will be sustained and continue to grow to 53 million metric tons by 2050, in order to achieve net-zero targets.  All of these factors continue to provide unprecedented catalysts for higher copper prices in the future as new mine supply lags growth in copper demand.

Approximately 7% of the Company's revenue is made up of molybdenum sales. During the third quarter of 2023, the average molybdenum price was US$23.76 per pound. Molybdenum prices are currently around US$17.25 per pound. Molybdenum demand and prices have been driven by supply challenges at large South American copper mines that produce molybdenum as a by-product. Continued strong demand from the energy sector has boosted demand for alloyed steel products, as well as growing demand from the renewables and military sectors. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

TASEKO MINES LIMITED Management's Discussion and Analysis

Approximately 80% of the Gibraltar mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's financial results.

Financial Performance

Earnings

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
Net income (loss)	871	(23,517)	24,388	15,301	(23,696)	38,997
Net unrealized foreign exchange loss	14,582	28,083	(13,501)	2,666	35,306	(32,640)
Unrealized (gain) loss on derivative instruments	4,518	(72)	4,590	238	(23,333)	23,571
Finance and other non-recurring costs	1,244	-	1,244	2,958	-	2,958
Estimated tax effect of adjustments	(1,556)	19	(1,575)	(792)	6,300	(7,092)
Adjusted net income (loss)*	19,659	4,513	15,146	20,371	(5,423)	25,794

The Company's adjusted net income* was $19.7 million ($0.07 earnings per share) for the three months ended September 30, 2023, compared to $4.5 million ($0.02 earnings per share) for the same period in 2022. Earnings in the third quarter were positively impacted by higher copper sales volume, higher copper and molybdenum prices and increases in concentrate and ore stockpile inventories, partially offset by higher site operating costs including the timing of repairs and maintenance.  Also positively impacting earnings in the same quarter last year was a $16.4 million realized gain primarily due to copper hedges.

The Company's adjusted net income* was $20.4 million ($0.07 earnings per share) for the nine months ended September 30, 2023, compared to an adjusted net loss* of $5.4 million ($0.02 loss per share) for the same period in 2022. Earnings for the nine months ended September 30, 2023 were impacted by higher copper sales volumes, the favorable impact of a stronger US dollar, and increases in inventories of concentrate and ore stockpiles in the current period.  The increase was partially offset by lower copper  prices, higher site operating costs, and net realized losses of $4.4 million from the Company's copper price and diesel protection program compared to an $11.7 million gain for the same period in 2022.

Net income was $0.9 million (nil earnings per share) for the three months ended September 30, 2023 after inclusion of the $14.6 million in unrealized foreign exchange losses on the outstanding senior secured notes due to the stronger US dollar in the quarter and $4.5 million of an unrealized loss on derivatives that reversed prior quarter unrealized gains due to the increasing copper price in the third quarter of 2023.

Net income was $15.3 million ($0.05 per share) for the nine months ended September 30, 2023 after inclusion of the $2.7 million in unrealized foreign exchange losses on the outstanding senior secured notes due to the stronger US dollar in the first nine months of 2023.

No adjustments are made to adjusted net income for provisional price adjustments in the three and nine month periods or for write-downs of ore stockpile inventories.

TASEKO MINES LIMITED Management's Discussion and Analysis

Revenues

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
Copper contained in concentrate	137,011	87,987	49,024	359,066	289,625	69,441
Copper price adjustments on settlement	1,652	(541)	2,193	(105)	(5,350)	5,245
Molybdenum concentrate	10,333	4,416	5,917	23,794	12,190	11,604
Molybdenum price adjustments on settlement	209	156	53	789	(126)	915
Silver	1,395	1,448	(53)	4,441	4,122	319
Total gross revenue	150,600	93,466	57,134	387,985	300,461	87,524
Less: Treatment and refining costs	(6,765)	(3,752)	(3,013)	(16,707)	(9,470)	(7,237)
Revenue	143,835	89,714	54,121	371,278	290,991	80,287

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate[1]	26,993	19,229	7,764	68,101	54,677	13,423
Average realized copper price (US$ per pound)	3.83	3.48	0.35	3.86	4.05	(0.19)
Average LME copper price (US$ per pound)	3.79	3.51	0.28	3.89	4.11	(0.22)
Average exchange rate (US$/CAD)	1.34	1.31	0.03	1.35	1.28	0.07

1 This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold and 12.5% of Cariboo's share of copper sales since March 15, 2023.

Copper revenues for the three months ended September 30, 2023 increased by $49.0 million compared to the same period in 2022, with $35.7 million due to the larger sales volumes of 7.8 million pounds from higher grade, recovery and throughput from the Gibraltar mine in the quarter, $9.0 million due to higher copper prices and $4.2 million due to the favorable impact of a stronger US dollar in the current period.  Positive provisional price adjustments in the current quarter were $1.6 million due to the increase in copper price. The increase in copper sales volume also reflects the impact from the acquisition of Cariboo in March 2023.

Copper revenues for the nine months ended September 30, 2023 increased by $69.4 million compared to the same period in 2022, with $74.5 million due to larger sales volumes of 13.4 million pounds of copper and $17.2 million due to the favorable impact of a stronger US dollar in the current period, partially offset by a reduction of $22.3 million due to lower copper prices.

Molybdenum revenues for the three months ended September 30, 2023 increased by $5.9 million compared to the same period in 2022 due primarily to higher average molybdenum prices of US$23.76 per pound, compared to US$16.10 per pound for the same prior period and the impact from an increase in molybdenum volume due to higher grades and consistency in throughput in the current quarter as well as the acquisition the additional 12.5% Gibraltar interest in March.

Molybdenum revenues for the nine months ended September 30, 2023 increased by $11.6 million compared to the same period in 2022 due primarily to higher average molybdenum prices of US$26.05 per pound, compared to US$17.83 per pound for the same prior period and the impact from an increase in attributed molybdenum volume due to the Cariboo acquisition in March.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cost of sales

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
Site operating costs	87,148	69,920	17,228	244,960	194,016	50,944
Transportation costs	7,681	6,316	1,365	19,751	15,801	3,950
Changes in inventories of finished goods	(4,267)	(2,042)	(2,225)	(7,224)	9,188	(16,412)
Changes in inventories of ore stockpiles	(12,172)	(3,050)	(9,122)	(20,457)	3,422	(23,879)
Production costs	78,390	71,144	7,246	237,030	222,427	14,603
Depletion and amortization	15,993	13,060	2,933	43,614	41,835	1,779
Cost of sales	94,383	84,204	10,179	280,644	264,262	16,382
Site operating costs per ton milled*	$12.39	$11.33	$1.06	$13.11	$11.26	$1.85

Site operating costs for the three and nine months ended September 30, 2023 increased by $17.2 million and $50.9 million, respectively, compared to the same prior periods primarily due to the impact of proportionately consolidating an additional 12.5% share of Gibraltar's site operating costs as a result of the acquisition of 50% of Cariboo in March 2023.  Other increases in site operating costs were due to the timing of repairs and maintenance, and external contractors costs, partially offset by decreased spend on grinding media due to lower steel prices.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles including write-downs of the stockpiles to net realizable value depending on the copper price. During the third quarter of 2023, copper in finished goods inventory increased by 3.2 million pounds, which contributed to a decrease in production costs of $4.3 million. A combination of increased production and the timing of shipments contributed to the increase in finished goods inventory for the quarter. The increase in finished goods inventory in the third quarter of 2022 by 1.5 million pounds contributed to the decrease in production costs of $2.0 million.

During the nine months ended September 30, 2023, the accounting impact from the acquisition of the additional 12.5% Gibraltar interest and the increase in copper in finished goods inventory contributed to an increase in production costs of $7.2 million. Due to extreme flooding events in southwest BC in the fourth quarter of 2021, there was 6.0 million pounds of additional copper in finished goods at the 2021 year end that was sold in the first quarter of 2022. The decrease in finished goods in the nine months ending September 30, 2022 contributed to the increase in production costs of $9.2 million.

In addition, the ore stockpile increased by 3.0 million tons from the Connector pit that were placed on the heap leach pads and ore stock piles increased by 3.5 million tons during the nine months ended September 30, 2023, which resulted in a net decrease in production costs of $20.5 million, net of write-downs of ore stockpiles to net realizable value during the period of $7.1 million.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other operating (income) expenses

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
General and administrative	2,506	2,263	243	9,396	8,261	1,135
Share-based compensation expense	675	1,101	(426)	4,404	2,068	2,336
Realized loss (gain) on derivative instruments	470	(16,375)	16,845	4,407	(11,730)	16,137
Unrealized loss (gain) on derivative instruments	4,518	(72)	4,590	238	(23,333)	23,571
Project related expenditures	259	91	168	796	369	427
Other income, net	(528)	(326)	(202)	(732)	(981)	249
	7,900	(13,318)	21,218	18,509	(25,346)	43,855

General and administrative expenses for the three and nine months ended September 30, 2023 increased by $0.2 million and $1.1 million, respectively, compared to the same prior periods due to an increase in payroll, consulting fees and timing of expenditures.

Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred and restricted share units. Share-based compensation expense changes for the three and nine months ended September 30, 2023, compared to the same periods in 2022, was primarily due to the Company's share price and its impact on the valuation of the deferred share units. More information is set out in Note 15 of the Financial Statements.

For the three months ended September 30, 2023, the Company realized a loss on derivative instruments of $0.5 million primarily due to the fuel call options for the quarter that settled out-of-the-money, compared to a realized gain of $16.4 million in the third quarter of 2022.

For the nine months ended September 30, 2023, the Company realized a loss on derivative instruments of $4.4 million due to the write-off of premiums paid for copper collars and fuel options covering production and fuel for the quarters that settled out-of-the-money, compared to a realized gain of $11.7 million in the same period of 2022.

For the three months ended September 30, 2023, the net unrealized loss on derivative instruments of $4.5 million relates primarily to the decrease in the fair value of outstanding copper price collars covering the remainder of 2023. The zero cost copper collars for the third quarter expired out-of-the-money during the quarter. The net unrealized gain on derivatives for the third quarter of 2022 was only $0.1 million.

The net unrealized gain on derivatives for the nine months ended September 30, 2022 was $23.3 million and related to a significant drop in copper prices starting in June 2022.  The net unrealized loss on derivatives for the nine months ended September 30, 2023 was only $0.2 million.

Project related expenses represent costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko.

TASEKO MINES LIMITED Management's Discussion and Analysis

Finance expenses and income

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
Interest expense	12,250	10,317	1,933	35,072	30,475	4,597
Amortization of financing fees	665	635	30	2,053	1,876	177
Finance expense - deferred revenue	1,836	1,441	395	4,801	4,250	551
Accretion of PER	572	92	480	1,648	275	1,373
Accretion on consideration payable to Sojitz	1,244	-	1,244	2,695	-	2,695
Less: interest capitalized	(2,282)	-	(2,282)	(6,207)	-	(6,207)
Finance income	(322)	(654)	332	(2,000)	(1,102)	(898)
Finance expenses, net	13,963	11,831	2,132	38,062	35,774	2,288

Net interest expense for the three and nine months ended September 30, 2023 increased from the prior year period primarily due to the impact of higher interest from new equipment loans drawn in December 2022 and draws against the revolving credit facility in 2023, which was partially offset by the capitalization of certain borrowing costs attributed to funding of Florence development costs.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko"). Accretion on consideration payable to Sojitz commenced in mid-March and was $1.2 million and $2.7 million for the three and nine months ended September 30, 2023.

Finance income for the three months ended September 30, 2023 decreased from the same period in the prior year due to the Company's lower overall cash balances. Finance income for the nine months ended September 30, 2023 increased from the same period in prior year due to the impact of higher interest rates on the Company's lower cash balances.

Income tax

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2023	2022	Change	2023	2022	Change
Current income tax expense	1,244	224	1,020	2,003	212	1,791
Deferred income tax expense	10,797	3,276	7,521	14,072	5,398	8,674
Income tax expense	12,041	3,500	8,541	16,075	5,610	10,465
Effective tax rate	93.3%	(17.5)%	110.8%	51.2%	(31.0)%	82.2%
Canadian statutory rate	27.0%	27.0%	-	27.0%	27.0%	-
B.C. Mineral tax rate	9.5%	9.5%	-	9.5%	9.5%	-

The overall income tax expense for the three and nine months ended September 30, 2023 was due to deferred income tax expense recognized on income for accounting purposes. The effective tax rate for the third quarter of 2023 is higher than the combined B.C. mineral and income tax rate of 36.5% due primarily to the non-taxability of the unrealized foreign exchange loss related to the senior secured notes and site costs that are not deductible for mineral tax.

TASEKO MINES LIMITED Management's Discussion and Analysis

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three and nine months ended September 30, 2022 and 2023, relative to net income (loss) for those periods.

Current income tax represents an estimate of B.C. mineral taxes payable.

Financial Condition Review

Balance sheet review

(Cdn$ in thousands)	At September 30, 2023	At December 31, 2022	Change
Cash and equivalents	82,014	120,858	(38,844)
Other current assets	152,946	120,013	32,933
Property, plant and equipment	1,185,232	1,029,240	155,992
Other assets	39,418	8,573	30,845
Total assets	1,459,610	1,278,684	180,926
Current liabilities	100,988	94,229	6,759
Debt:
Credit facility	39,307	-	39,307
Senior secured notes	537,192	534,118	3,074
Equipment related financings	62,324	52,451	9,873
Deferred revenue	60,043	47,620	12,423
Other liabilities	284,713	193,857	90,856
Total liabilities	1,084,567	922,275	162,292
Equity	375,043	356,409	18,634
Net debt (debt minus cash and equivalents)	556,809	465,711	91,098
Total common shares outstanding (millions)	288.7	286.5	2.2

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of Gibraltar and the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities. Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Property, plant and equipment increased by $156.0 million in the nine months ended September 30, 2023, which includes the impact from acquiring an additional 12.5% effective interest in the Gibraltar mine from Sojitz, $45.0 million for Florence Copper development costs as well as capital expenditures at Gibraltar (both sustaining and capital projects).

Net debt increased by $91.1 million in the nine months ended September 30, 2023, primarily due to investment of cash in the development of Florence Copper, ongoing debt repayment and the impact from acquiring the additional interest in Gibraltar and its attributable liabilities, partially offset from funds received from Osisko.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other liabilities increased by $90.9 million in the nine months ended September 30, 2023, due to the deferred consideration payable to Sojitz over the next five years for the acquisition of 50% of Cariboo and the additional share of Gibraltar's provision for environmental rehabilitation that it assumed with the purchase of Cariboo, and an increase in the deferred tax liabilities.

As at November 1, 2023, there were 288,727,146 common shares and 10,057,783 stock options outstanding. The Company has not issued any shares under its at-the-market equity offering ("ATM") program.  More information on these instruments and the terms of their exercise is set out in Note 15 of the Financial Statements.

Liquidity, cash flow and capital resources

At September 30, 2023, the Company had cash and equivalents of $82.0 million (December 31, 2022 - $120.9 million).

Cash flow provided by operations during the three months ended September 30, 2023 was $27.0 million compared to cash flow provided by operations of $12.1 million for the same prior period. The increase in cash flow provided by operations was due primarily to the impact of increased sales of copper. The increase in cash flow provided by operations was partially offset by the change in working capital, which included the net increase in ore stockpiles and materials and supplies inventory.

Cash flow provided by operations during the nine months ended September 30, 2023 was $88.3 million compared to cash flow provided by operations of $82.2 million for the same prior period. The increase in cash flow provided by operations was due primarily to the impact of increased sales of copper and the Osisko deferred revenue deposit during the current period. The increase in cash flow provided by operations was partially offset by the change in working capital, which included the increase in finished concentrate inventory, ore stockpiles and materials and supplies inventory in the current period.

In June 2023, the Company entered into a second amendment to its silver stream with Osisko and received $13.6 million in exchange for an increase of the payable silver from 75% to 87.5% and increasing the threshold delivery amount of silver for the updated reserves published in 2022.

Cash used for investing activities during the three months ended September 30, 2023 was $31.0 million compared to $27.5 million for the same prior period. Investing cash flows in the third quarter includes $11.9 million for capital expenditures at Gibraltar (which includes $2.1 million for capitalized stripping costs, $2.7 million for sustaining capital, and $7.1 million for capital projects), and $20.4 million of cash expenditures for development costs at Florence Copper. The higher expenditure in Florence Copper in the quarter related to preparations being made for the commencement of construction for the commercial production facility.

Cash used for investing activities during the nine months ended September 30, 2023 was $108.6 million compared to $129.0 million for the same prior period. Investing cash flows in the three quarters of 2023 includes $76.2 million for capital expenditures at Gibraltar (which includes $23.7 million for capitalized stripping costs, $27.9 million for sustaining capital, and $24.7 million for capital projects), and $36.9 million of cash expenditures for development costs at Florence Copper. Included in investing activities in the nine month period is the Company's 50% acquisition of Cariboo, which included an initial fixed payment of $10.0 million to Sojitz and the pickup of the Company's proportionate share of Cariboo's cash of $13.5 million.

Net cash provided by financing activities for the three months ended September 30, 2023 was $0.5 million comprised primarily of an advance from the revolving credit facility of $27.5 million, partially offset by interest paid of $20.9 million and principal repayments for equipment loans and leases of $6.1 million.

Net cash used by financing activities for the nine months ended September 30, 2023 was $17.6 million comprised primarily of interest paid of $44.5 million, principal repayments for equipment loans and leases of $23.6 million, and settlement of performance share units of $1.9 million, partially offset by an advance from the revolving credit facility of $40.7 million and Gibraltar equipment financing proceeds of $11.1 million.

TASEKO MINES LIMITED Management's Discussion and Analysis

Liquidity outlook

The Company has approximately $150 million of available liquidity at September 30, 2023, including a cash balance of $82 million and undrawn amounts under the revolving credit facility of US$50 million. In February 2023, the Company entered into an agreement to extend the maturity date of the revolving credit facility by an additional year to July 2026. In addition to the one-year extension, ING Capital LLC joined the syndicate and provided credit approval for the US$30 million accordion feature bringing the total credit facility size to US$80 million.

With a minimum US$3.75 per pound floor price for 21 million pounds of copper production until December 2023 combined with improved copper production, stable operating margins and cash flows are expected from Gibraltar for the remainder of 2023. In addition to ongoing sustaining capital at Gibraltar, the Company has significantly advanced a capital project to relocate the primary crusher for Mill 1 at the Gibraltar mine to a new location scheduled for spring of 2024.

The Company is also preparing for the commencement of the construction of the commercial facility at Florence Copper now that it has received the final UIC permit from the EPA. The Company intends to finance the majority of the remaining capital spend over the next two years primarily from project level finance from external parties, cash on hand and cashflow from Gibraltar.

In December 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop Florence Copper. Mitsui has committed to an initial investment of US$50 million with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement and Mitsui has the option to invest an additional US$50 million (for a total investment of US$100 million) for a 10% equity interest in Florence Copper.

In October, the Company closed US$20 million of its underwritten commitment for US$25 million from Bank of America to fund costs associated with the SX/EW plant equipment for the Florence Copper commercial production facility.

The Company is also working with Endeavour Financial to secure financial commitments totalling at least US$100 million from royalty and debt providers to fund additional construction costs at Florence.

If needed, the Company could raise further additional capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures or additional credit facilities, including additional notes offerings. The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper price options are entered into for a substantial portion of Taseko's share of Gibraltar copper production and the Company has a long track record of doing so (see "Hedging Strategy").

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment. Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected overall copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are significantly out of the money. The amount and duration of the copper hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

TASEKO MINES LIMITED Management's Discussion and Analysis

Hedge positions are typically extended by adding incremental quarters at established floor prices (i.e. the strike price of the copper put option) to provide the necessary price protection. Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period. During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether the copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective. To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases diesel call options to provide a price cap for its share of diesel that is used by its mining fleet. Taseko has in place diesel price protection to December 2023 which caps its site landed diesel cost to an estimated $1.75 per litre. The Company will continue to look to extend this protection depending on market conditions.

	Notional amount	Strike price	Term to maturity	Original cost
At September 30, 2023
Copper collars	21 million lbs	US$3.75 per lb US$4.70 per lb	Q4 2023	Zero cost collar
Copper puts	21 million lbs	US$3.25 per lb	Q1 2024	$1.6 million
Fuel call options	6 million ltrs	US$1.00 per ltr	July to December 2023	$0.5 million

TASEKO MINES LIMITED Management's Discussion and Analysis

Commitments and contingencies

Commitments

	Payments due
At September 30, 2023 (Cdn$ in thousands)	Remainder of 2023	2024	2025	2026	2027	Thereafter	Total
Debt:
2026 Notes	-	-	-	543,160	-	-	543,160
Interest	-	38,021	38,021	19,011	-	-	95,053
Equipment loans:
Principal	2,477	11,384	12,453	13,622	1,671	-	41,607
Interest	923	3,069	2,000	831	46	-	6,869
Lease liabilities:
Principal	3,716	10,361	3,865	1,929	796	50	20,717
Interest	442	1,106	424	141	40	-	2,153
Cariboo acquisition payments [1]	-	10,000	10,000	10,000	10,000	10,000	50,000
PER [2]	-	-	-	-	-	133,016	133,016
Capital expenditures
Gibraltar	6,286	-	-	-	-	-	6,286
Florence Copper	9,968	3,683	-	-	-	-	13,651
Other expenditures
Transportation related services [3]	1,152	13,630	5,471	960	-	-	21,213

1 On March 15, 2023, the Company completed its acquisition of an additional 12.5% interest in the Gibraltar mine from Sojitz. The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar mine copper production and copper prices over the next five years. An initial $10 million has been paid to Sojitz on closing and the remaining minimum amount will be paid in $10 million annual instalments over the next five years. There is no interest payable on the minimum amounts. The Company estimates that there is $34 million payable over the next 5 years relating to the contingent consideration payable to Sojitz for its acquisition of the 12.5% interest in the shares of Cariboo which is not included in the table above.

2 Provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar mine and Florence Copper. As at September 30, 2023, the Company has provided surety bonds of $88.7 million and restricted cash of $6.3 million for its share of Gibraltar's reclamation security. For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $12.4 million as reclamation security.

3 Transportation related services commitments include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

The Company has made future capital expenditure commitments relating to equipment for the Florence Copper project totaling $13.7 million at September 30, 2023.

The Company has guaranteed 100% of certain equipment loans and leases entered into by Gibraltar in which it holds an 87.5% effective interest. As a result, the Company has guaranteed the joint venture partner's 12.5% share of this debt which amounted to $6.7 million as at September 30, 2023.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 12.5% share of this obligation, which amounted to $7.3 million as at September 30, 2023.

On October 30, 2023, the Company increased the surety bond with the EPA for the UIC permit to US$31 million.

TASEKO MINES LIMITED Management's Discussion and Analysis

Summary of Quarterly Results

	2023			2022				2021
(Cdn$ in thousands, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	143,835	111,924	115,519	100,618	89,714	82,944	118,333	102,972
Net income (loss)	871	9,991	4,439	(2,275)	(23,517)	(5,274)	5,095	11,762
Basic EPS	-	0.03	0.02	(0.01)	(0.08)	(0.02)	0.02	0.04
Adjusted net income (loss) *	19,659	(4,376)	5,088	7,146	4,513	(16,098)	6,162	13,312
Adjusted basic EPS *	0.07	(0.02)	0.02	0.02	0.02	(0.06)	0.02	0.05
Adjusted EBITDA *	62,695	22,218	36,059	35,181	34,031	1,684	38,139	52,988

(US$ per pound, except where indicated)
Provisional copper price	3.79	3.83	4.05	3.66	3.51	4.33	4.57	4.40
Realized copper price	3.83	3.78	4.02	3.66	3.48	4.08	4.59	4.37
Total operating costs *	2.20	2.66	2.94	2.75	2.72	3.47	3.13	1.94
Copper sales (million pounds)	28.1	22.8	20.8	19.1	20.0	16.3	20.5	17.9

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are presented in Note 2.4 of the 2022 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED Management's Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

There were no changes in accounting policies during the nine months ended September 30, 2023.

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the nine months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Key Management Personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from
12-months' to 18-months' salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 15 of the Financial Statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2023	2022	2023	2022
Salaries and benefits	897	841	4,043	3,668
Post-employment benefits	220	178	702	552
Share-based compensation expense	442	959	3,493	1,325
	1,559	1,978	8,238	5,545

Non-GAAP Performance Measures

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands, unless otherwise indicated) - 75% basis (except for Q1, Q2 and Q3 2023)	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3
Cost of sales	94,383	99,854	86,407	73,112	84,204
Less:
Depletion and amortization	(15,993)	(15,594)	(12,027)	(10,147)	(13,060)
Net change in inventories of finished goods	4,267	3,356	(399)	1,462	2,042
Net change in inventories of ore stockpiles	12,172	2,724	5,561	18,050	3,050
Transportation costs	(7,681)	(6,966)	(5,104)	(6,671)	(6,316)
Site operating costs	87,148	83,374	74,438	75,806	69,920
Oxide ore stockpile reclassification from capitalized stripping	-	(3,183)	3,183	-	-
Less by-product credits:
Molybdenum, net of treatment costs	(9,900)	(4,018)	(9,208)	(11,022)	(4,122)
Silver, excluding amortization of deferred revenue	290	(103)	(160)	263	25
Site operating costs, net of by-product credits	77,538	76,070	68,253	65,047	65,823
Total copper produced (thousand pounds)	30,978	24,640	19,491	20,020	21,238
Total costs per pound produced	2.50	3.09	3.50	3.25	3.10
Average exchange rate for the period (CAD/USD)	1.34	1.34	1.35	1.36	1.31
Site operating costs, net of by-product credits (US$ per pound)	1.87	2.30	2.59	2.39	2.37
Site operating costs, net of by-product credits	77,538	76,070	68,253	65,047	65,823
Add off-property costs:
Treatment and refining costs	6,123	4,986	4,142	3,104	3,302
Transportation costs	7,681	6,966	5,104	6,671	6,316
Total operating costs	91,342	88,022	77,499	74,822	75,441
Total operating costs (C1) (US$ per pound)	2.20	2.66	2.94	2.75	2.72

1 Q1, Q2 and Q3 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.

Total Site Costs

Total site costs are comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko's share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands, unless otherwise indicated) - 75% basis (except for Q1, Q2 and Q3 2023)	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3
Site operating costs	87,148	83,374	74,438	75,806	69,920
Add:
Capitalized stripping costs	2,083	8,832	12,721	3,866	1,121
Total site costs - Taseko share	89,231	92,206	87,159	79,672	71,041
Total site costs - 100% basis	101,978	105,378	112,799	106,230	94,721

1 Q1, Q2 and Q3 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gain/loss;
  Unrealized gain/loss on derivatives; and
  Finance and other non-recurring costs.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

(Cdn$ in thousands, except per share amounts)	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Net income (loss)	871	9,991	4,439	(2,275)
Unrealized foreign exchange (gain) loss	14,582	(10,966)	(950)	(5,279)
Unrealized (gain) loss on derivatives	4,518	(6,470)	2,190	20,137
Finance and other non-recurring costs	1,244	1,714	-	-
Estimated tax effect of adjustments	(1,556)	1,355	(591)	(5,437)
Adjusted net income (loss)	19,659	(4,376)	5,088	7,146
Adjusted EPS	0.07	(0.02)	0.02	0.02

(Cdn$ in thousands, except per share amounts)	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Net income (loss)	(23,517)	(5,274)	5,095	11,762
Unrealized foreign exchange (gain) loss	28,083	11,621	(4,398)	(1,817)
Unrealized (gain) loss on derivatives	(72)	(30,747)	7,486	4,612
Estimated tax effect of adjustments	19	8,302	(2,021)	(1,245)
Adjusted net income (loss)	4,513	(16,098)	6,162	13,312
Adjusted EPS	0.02	(0.06)	0.02	0.05

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Amortization of share-based compensation expense; and
  Non-recurring other expenses
(Cdn$ in thousands)	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Net income (loss)	871	9,991	4,439	(2,275)
Add:
Depletion and amortization	15,993	15,594	12,027	10,147
Finance expense	14,285	13,468	12,309	10,135
Finance income	(322)	(757)	(921)	(700)
Income tax expense	12,041	678	3,356	1,222
Unrealized foreign exchange loss (gain)	14,582	(10,966)	(950)	(5,279)
Unrealized loss (gain) on derivatives	4,518	(6,470)	2,190	20,137
Amortization of share-based compensation expense	727	417	3,609	1,794
Non-recurring other expenses	-	263	-	-
Adjusted EBITDA	62,695	22,218	36,059	35,181

(Cdn$ in thousands)	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Net income (loss)	(23,517)	(5,274)	5,095	11,762
Add:
Depletion and amortization	13,060	15,269	13,506	16,202
Finance expense	12,481	12,236	12,155	12,072
Finance income	(650)	(282)	(166)	(218)
Income tax expense	3,500	922	1,188	9,300
Unrealized foreign exchange (gain) loss	28,083	11,621	(4,398)	(1,817)
Unrealized (gain) loss on derivatives	(72)	(30,747)	7,486	4,612
Amortization of share-based compensation expense (recovery)	1,146	(2,061)	3,273	1,075
Adjusted EBITDA	34,031	1,684	38,139	52,988

TASEKO MINES LIMITED Management's Discussion and Analysis

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2023	2022	2023	2022
Earnings from mining operations	49,452	5,510	90,634	26,729
Add:
Depletion and amortization	15,993	13,060	43,614	41,835
Earnings from mining operations before depletion and amortization	65,445	18,570	134,248	68,564

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company's site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]	2022 Q4	2022 Q3
Site operating costs (included in cost of sales) - Taseko share	87,148	83,374	74,438	75,806	69,920
Site operating costs - 100% basis	99,598	95,285	95,838	101,075	93,226
Tons milled (thousands)	8,041	7,234	7,093	7,282	8,229
Site operating costs per ton milled	$12.39	$13.17	$13.54	$13.88	$11.33

1 Q1, Q2 and Q3 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar mine ownership from 75% to 87.5%.

Technical Information

The technical information contained in this MD&A related to the Gibraltar mine has been reviewed and approved by Richard Weymark, P.Eng., MBA, VP Engineering, who is a Qualified Person in accordance with the requirements of NI 43-101.

The technical information contained in this MD&A related to the Florence Copper Project has been reviewed and approved by Richard Weymark, P.Eng., MBA, VP Engineering, Robert Rotzinger, P.Eng., VP Capital Projects, and Richard Tremblay, P.Eng., MBA, Senior VP Operations, who are Qualified Persons in accordance with the requirements of NI 43-101.